CUSIP NO. 31738T100         13G





                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )
    Also reference previous filing by Heine Securities Corporation

                         Financial Bancorp, Inc.
                            (Name of Issuer)

                                Common
                     (Title of Class of Securities)

                               31738T100
                             (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,000

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,000

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,000

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Orion Fund Management Limited
      N/A

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            191,000  (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            191,000  (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      191,000

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer:

     Financial Bancorp, Inc.

(b)  Address of Issuer's Principal Executive Offices:

     42-25 Queens Boulevard
     Long Island City, NY  11104

Item 2.
(a)  Name of Person Filing:

     (i)    Franklin Resources, Inc.
     (ii)   Charles B. Johnson
     (iii)  Rupert H. Johnson, Jr.
     (iv)   Orion Fund Management Limited


(b)  Address of Principal Business Office:

     (i), (ii), and (iii):
     777 Mariners Island Blvd.
     San Mateo, CA 94404

     (iv):
     6 Front Street
     Hamilton HM11, Bermuda

(c)  Place of Organization or Citizenship:

     (i): Delaware
     (ii) and (iii): USA
     (iv):  Bermuda

(d)  Title of Class of Securities:

     Common

(e)  CUSIP Number:

     31738T100


Item 3.  The persons filing this Schedule 13G are:

         (i)  Franklin Resources, Inc.
              (g)  Parent Holding Company
         (ii) Charles B. Johnson
              (g)  Principal Shareholder of Parent Holding Company
         (iii)Rupert H. Johnson, Jr.
              (g)  Principal Shareholder of Parent Holding Company
         (iv) Orion Fund Management Limited
              (e)  Investment Adviser

Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all voting and investment power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

On November 1, 1996, Franklin Mutual Advisers, Inc. ("FMAI"), a newly formed wholly-owned subsidiary of FRI, acquired certain of the assets and liabilities of Heine Securities Corporation ("HSC"). In connection therewith, Orion Fund Management Limited ("Orion") was acquired by T.G.H. Holdings Ltd, an indirect wholly-owned subsidiary of FRI. Orion is the manager of the Orion Fund and FMAI is the investment adviser to Orion.

Prior to such acquisition, HSC had an advisory agreement with Orion. Certain of the shares of Financial Bancorp, Inc. reported on herein were reported on in prior Schedule 13G filings by HSC, the previous adviser to Orion.

   (a) Amount Beneficially Owned:

       191,000

   (b) Percent of Class:

       10.6%

   (c) Number of Shares as to which such person has:

     (i) Sole power to vote or to direct the vote

         Franklin Resources, Inc.:                  0
         Charles B. Johnson:                        0
         Rupert H. Johnson, Jr.:                    0
         Orion Fund Management Limited:             191,000

    (ii) Shared power to vote or to direct the vote

   (iii) Sole power to dispose or to direct the disposition of

         Franklin Resources, Inc.:                  0
         Charles B. Johnson:                        0
         Rupert H. Johnson, Jr.:                    0
         Orion Fund Management Limited:             191,000

    (iv) Shared power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of the Adviser Subsidiaries have the right to receive dividends and proceeds of the sale of the securities reported on in this statement. Orion Fund, a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Orion Fund Management Limited          3(e)


Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 1997

                                   S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER                S\LESLIE M. KRATTER



Leslie M. Kratter                  By: Leslie M. Kratter
Franklin Resources, Inc.           Attorney in Fact pursuant to
Vice President                     Power of Attorney for
& Assistant Secretary              Charles B. Johnson
                                   as attached to this Schedule 13G


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER



By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
T.G.H. Holdings Ltd
as agent for Orion Fund Management Limited
Executive Vice President &
Director

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
February 12, 1997.

                                   S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER                S\LESLIE M. KRATTER



Leslie M. Kratter                  By: Leslie M. Kratter
Franklin Resources, Inc.           Attorney in Fact pursuant to
Vice President                     Power of Attorney for
& Assistant Secretary              Charles B. Johnson
                                   as attached to this Schedule 13G


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER



By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
T.G.H. Holdings Ltd
as agent for Orion Fund Management Limited
Executive Vice President &
Director